Filed by: Domtar Corporation
Domtar Paper Company, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Companies: Domtar Corporation
Domtar Paper Company, LLC
Registration Statement File No.: 333-146322
FOR IMMEDIATE RELEASE

DOMTAR CORPORATION ANNOUNCES EXPIRATION OF EXCHANGE OFFERS AND RESULTS OF VOTES AT MEETINGS OF DOMTAR INC. DEBENTUREHOLDERS

Montreal, November 15, 2007 – Domtar Corporation announced today the expiration of its offers to exchange Domtar Inc.’s outstanding U.S. dollar denominated 7.875% Notes due 2011, 5.375% Notes due 2013, 7 1/8% Notes due 2015 and 9 1/2% Debentures due 2016 (collectively, the “Domtar Inc. U.S. Notes”) for an equal principal amount of Domtar Corporation’s newly issued notes of the corresponding series (the “Domtar Corp. Notes”) and the related consent solicitations. The exchange offers and consent solicitations expired at 12:00 midnight, New York City time, on November 14, 2007 (the “Expiration Date”).

As of the Expiration Date, (i) $599,752,000 (or 99.96%) of the outstanding principal amount of the 7.875% Notes, (ii) $348,431,000 (or 99.55%) of the outstanding principal amount of the 5.375% Notes, (iii) $399,723,000 (or 99.93%) of the outstanding principal amount of the 7 1/8% Notes; and (iv) $124,125,000 (or 99.3%) of the outstanding principal amount of the 9 1/2% Debentures had been validly tendered and not withdrawn in the exchange offers. Domtar Corporation will accept all such Domtar Inc. U.S. Notes validly tendered and not withdrawn and will subsequently exchange these notes for new notes of Domtar Corporation as described in the prospectus and consent solicitation statement for the exchange offers. The settlement date is expected to be November 19, 2007.

In connection with the settlement of the exchange offers, holders of the Domtar Inc. U.S. Notes will receive a cash payment representing accrued and unpaid interest on Domtar Inc. U.S. Notes tendered by such holder up to, but not including, the settlement date and, if applicable, the early consent payment with respect to Domtar Inc. U.S. Notes validly tendered and not withdrawn by such holder prior to 5:00 p.m., New York City time, on October 30, 2007, the early consent date.

Domtar Corporation also announced today that Domtar Inc. did not receive the requisite votes in favor of the proposed debentureholders’ resolutions to make certain amendments to the indentures governing Domtar Inc.’s outstanding Canadian dollar denominated 10% Debentures due 2011 and 10.85% Debentures due 2017 at the applicable meetings of holders of such Domtar Inc. Canadian debentures held on November 14, 2007. As a result, the early consent payment will not be payable to debentureholders with respect to duly completed proxies deposited prior to the early proxy time pursuant to the proxy solicitations and such debentures will remain outstanding.

Domtar Corporation filed a registration statement on Form S-4 (including a prospectus and consent solicitation statement and a debentureholder information circular/prospectus) with the SEC for the exchange offers and proxy solicitations to which this communication relates. You should read the prospectus and consent solicitation statement or the debentureholder information circular/prospectus, as applicable, in that registration statement and the exhibits Domtar Corporation has filed with the SEC, because they contain important, more complete information about Domtar Corporation, Domtar Inc. and the exchange offers or proxy solicitations. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the information agents will arrange to send you the prospectus and consent solicitation statement and related documents if you request it by calling, in the U.S. (212) 430-3774 (banks and brokers) or (866) 470-3700 (toll free), and in Canada (888) 605-8384.

Forward-Looking Statements

All statements in this press release that are not based on historical fact are “forward-looking statements”. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control that could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth under the captions “Forward-Looking Statements” and “Risk Factors” of the prospectuses contained in the registration statement on Form S-4 filed with the SEC.

Furthermore, the ability to complete the offerings referred to in this press release is dependent on the state of the markets at the time of the offerings. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise any forward-looking statements contained in this press release.

Domtar Corporation (NYSE/TSX: UFS) is the largest integrated producer of uncoated freesheet paper in North America and the second largest in the world based on production capacity, and is also a manufacturer of papergrade pulp. The Company designs, manufactures, markets and distributes a wide range of business, commercial printing, publication as well as technical and specialty papers with recognized brands such as First Choice®, Microprint®, Windsor Offset®, Cougar® as well as its full line of environmentally and socially responsible papers, EarthChoice®. Domtar owns and operates Domtar Distribution Group, an extensive network of strategically-located paper distribution facilities. Domtar also produces lumber and other specialty and industrial wood products. The Company employs nearly 14,000 people. To learn more, visit www.domtar.com

TICKER SYMBOL	MEDIA RELATIONS	INVESTOR RELATIONS
UFS (NYSE, TSX)	Michel A. Rathier Tel.: 514-848-5103 Email: michel.rathier@domtar.com	Pascal Bossé Tel.: 514-848-5938 Email: pascal.bosse@domtar.com

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